UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              RELIANT ENERGY, INC.
                              --------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                   75952B105
                             ----------------------
                                 (CUSIP Number)

                                  Mark Horowitz
                                 General Counsel
                        Glenview Capital Management, LLC
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 812-4700
                             ----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 14, 2005
                             ----------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 15 Pages
                             Exhibit Index: Page 14

                                  SCHEDULE 13D

CUSIP No.: 75952B105                                          Page 2 of 15 Pages

.................................................................................

1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     GLENVIEW CAPITAL MANAGEMENT, LLC
.................................................................................

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [X]

     (b) [ ]
.................................................................................

3.   SEC Use Only

.................................................................................

4.   Source of Funds (See Instructions)

     WC
.................................................................................

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................

6.   Citizenship or Place of Organization

     Delaware

.................................................................................

Number of             7. Sole Voting Power             22,599,229
Shares
Beneficially Owned   ...........................................................
Owned by Each
Reporting             8. Shared Voting Power           NONE
Person With
                     ...........................................................

                      9. Sole Dispositive Power        22,599,229

                     ...........................................................

                     10. Shared Dispositive Power      NONE

.................................................................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     22,599,229

.................................................................................

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]

.................................................................................

13.  Percent of Class Represented by Amount in Row (11)

     7.4% based on 304,657,370 shares outstanding as of October 25, 2005.

.................................................................................

14.  Type of Reporting Person:

     OO

                                  SCHEDULE 13D

CUSIP No.: 75952B105                                          Page 3 of 15 Pages

.................................................................................

1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     GLENVIEW CAPITAL GP, LLC
.................................................................................

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [X]

     (b) [ ]
.................................................................................

3.   SEC Use Only

.................................................................................

4.   Source of Funds (See Instructions)

     WC
.................................................................................

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................

6.   Citizenship or Place of Organization

     Delaware

.................................................................................

Number of             7. Sole Voting Power             NONE
Shares
Beneficially Owned   ...........................................................
Owned by Each
Reporting             8. Shared Voting Power           22,599,229
Person With
                     ...........................................................

                      9. Sole Dispositive Power        NONE

                     ...........................................................

                     10. Shared Dispositive Power      22,599,229

.................................................................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     22,599,229

.................................................................................

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]

.................................................................................

13.  Percent of Class Represented by Amount in Row (11)

     7.4% based on 304,657,370 shares outstanding as of October 25, 2005.

.................................................................................

14.  Type of Reporting Person:

     OO

                                  SCHEDULE 13D

CUSIP No.: 75952B105                                          Page 4 of 15 Pages

.................................................................................

1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     LAWRENCE M. ROBBINS
.................................................................................

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [X]

     (b) [ ]
.................................................................................

3.   SEC Use Only

.................................................................................

4.   Source of Funds (See Instructions)

     WC
.................................................................................

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................

6.   Citizenship or Place of Organization

     Delaware

.................................................................................

Number of             7. Sole Voting Power             NONE
Shares
Beneficially Owned   ...........................................................
Owned by Each
Reporting             8. Shared Voting Power           22,599,229
Person With
                     ...........................................................

                      9. Sole Dispositive Power        NONE

                     ...........................................................

                     10. Shared Dispositive Power      22,599,229

.................................................................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     22,599,229

.................................................................................

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]

.................................................................................

13.  Percent of Class Represented by Amount in Row (11)

     7.4% based on 304,657,370 shares outstanding as of October 25, 2005.

.................................................................................

14.  Type of Reporting Person:

     IA

                                                              Page 5 of 15 Pages


          This Statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Shares"), of Reliant Energy, Inc., a Delaware corporation (the "Issuer"). Certain of the Shares reported herein were previously reported on Schedule 13G, the last amendment of which was filed on May 2, 2005.

Item 1.   Security and Issuer

          This Statement relates to the Shares. The address of the principal executive office of the Issuer is 1000 Main Street, Houston, Texas 77002.

Item 2.   Identity and Background

          This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Glenview Capital Management, LLC ("Glenview Capital Management");

          ii)  Glenview Capital GP, LLC ("Glenview Capital GP"); and

          iii) Lawrence M. Robbins ("Mr. Robbins").

          This Statement relates to the Shares held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

                              The Reporting Persons

          Glenview Capital Management is a Delaware limited liability company and its principal office is located at 399 Park Avenue, Floor 39, New York, New York 10022. The principal business of Glenview Capital Management is management of the investment activities of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. The Chief Executive Officer of Glenview Capital Management is Lawrence M. Robbins.

          Glenview Capital GP is a Delaware limited liability company and its principal office is located at 399 Park Avenue, Floor 39, New York, New York 10022. The principal business of Glenview Capital GP is to serve as the general partner of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of

                                                              Page 6 of 15 Pages


Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. The managing member and Chief Executive Officer of Glenview Capital GP is Lawrence M. Robbins.

          The principal occupation of Mr. Robbins, a United States citizen, is the direction of the activities of Glenview Capital Management and Glenview Capital GP, which is carried out in his capacity as Chief Executive Officer of Glenview Capital Management and Glenview Capital GP at Glenview Capital Management's principal office address.

          During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The Shares were acquired for the accounts of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. The source of funds for the purchase transactions was the working capital of these accounts. The total purchase price for all Shares held by the accounts managed by Glenview Capital Management is $194,946,225.57. Neither of Mr. Robbins, Glenview Capital Management nor Glenview Capital GP directly own any Shares.

          The securities held for the accounts of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.   Purpose of Transaction,

          The Reporting Persons have acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business. Although the acquisition of the Shares is for investment purposes, the Reporting Persons may pursue discussions with management or directors of the Issuer regarding alternatives to protect, grow, and ultimately realize long-term value for shareholders. Furthermore, consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.

          None of the Reporting Persons currently has any plans or proposals which relate to, or could result in, any of the matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

          The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions

                                                              Page 7 of 15 Pages


or other factors. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.   Interest in Securities of the Issuer

          According to information filed by the Issuer with the Securities and Exchange Commission in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 304,657,370 as of October 25, 2005.

          (a) Each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed the beneficial owner of 22,599,229 Shares (approximately 7.4% of the total number of Shares outstanding). This amount consists of (A) 1,647,579 Shares held for the account of Glenview Capital Partners, (B) 12,459,717 Shares held for the account of Glenview Capital Master Fund, (C) 6,625,904 Shares held for the account of Glenview Institutional Partners, (D) 1,451,193 Shares held for the account of GCM Little Arbor Master Fund, (E) 388,630 Shares held for the account of GCM Little Arbor Institutional Partners, and (F) 26,206 Shares held for the account of GCM Little Arbor Partners.

          (b) (i) Glenview Capital Management may be deemed to have sole power to direct the voting and disposition of the 22,599,229 Shares that they may be deemed to beneficially own as set forth above.

               (ii) Each of Glenview Capital GP and Mr. Robbins may be deemed to have shared power to direct the voting and disposition of the 22,599,229 Shares that Glenview Capital Management may be deemed to beneficially own as set forth above.

          (c) The trading dates, number of shares purchased and price per share (including commissions, if any) for all transactions by the Reporting Persons during the past 60 days are set forth in Annex A hereto.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

          Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit A, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

          From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

                                                              Page 8 of 15 Pages

Item 7.   Material to be filed as Exhibits.

          The Exhibit Index is incorporated herein by reference.

                                                              Page 9 of 15 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2005               GLENVIEW CAPITAL MANAGEMENT, LLC


                                      By: /s/ Lawrence M. Robbins
                                          ---------------------------------
                                      Name:   Lawrence M. Robbins
                                      Title:  Chief Executive Officer

Date: December 14, 2005               GLENVIEW CAPITAL GP, LLC


                                      By: /s/ Lawrence M. Robbins
                                          ---------------------------------
                                      Name:   Lawrence M. Robbins
                                      Title:  Chief Executive Officer


Date: December 14, 2005               LAWRENCE M. ROBBINS

                                      /s/ Lawrence M. Robbins
                                      -------------------------------------

                                                             Page 10 of 15 Pages
                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                              RELIANT ENERGY, INC.

A. Transactions for the account of Glenview Capital Master Fund, Ltd. in the past 60 days.

--------------------------------------------------------------------------------
Date of               Nature of           Number of                   Price per
Transaction           Transaction         Shares                      Share
--------------------------------------------------------------------------------
10/25/05                 SALE             13,400                        $12.75
--------------------------------------------------------------------------------
10/25/05                 SALE                300                        $12.70
--------------------------------------------------------------------------------
10/25/05                 SALE            134,100                        $12.70
--------------------------------------------------------------------------------
10/25/05                 SALE             53,700                        $12.70
--------------------------------------------------------------------------------
10/25/05                 SALE             13,400                        $12.70
--------------------------------------------------------------------------------
11/01/05               PURCHASE          532,000                         $9.498
--------------------------------------------------------------------------------
11/01/05               PURCHASE           60,000                         $9.50
--------------------------------------------------------------------------------
11/03/05               PURCHASE            2,500                         $9.845
--------------------------------------------------------------------------------
11/03/05               PURCHASE           15,300                         $9.998
--------------------------------------------------------------------------------
11/03/05               PURCHASE          317,700                        $10.004
--------------------------------------------------------------------------------
11/03/05               PURCHASE           45,000                        $10.229
--------------------------------------------------------------------------------
11/03/05               PURCHASE           42,000                        $10.222
--------------------------------------------------------------------------------
11/08/05               PURCHASE            8,600                         $9.77
--------------------------------------------------------------------------------
11/08/05               PURCHASE           17,600                         $9.732
--------------------------------------------------------------------------------
11/08/05               PURCHASE          150,100                         $9.75
--------------------------------------------------------------------------------
11/18/05               PURCHASE          150,700                         $9.001
--------------------------------------------------------------------------------
11/18/05               PURCHASE          150,100                         $9.079
--------------------------------------------------------------------------------
11/18/05               PURCHASE          285,300                         $9.192
--------------------------------------------------------------------------------
11/18/05               PURCHASE           60,000                         $9.20
--------------------------------------------------------------------------------
11/18/05               PURCHASE           74,200                         $9.24
--------------------------------------------------------------------------------
11/18/05               PURCHASE           30,000                         $9.241
--------------------------------------------------------------------------------
11/18/05               PURCHASE              300                         $9.135
--------------------------------------------------------------------------------
11/21/05               PURCHASE          242,900                         $9.146
--------------------------------------------------------------------------------
11/28/05               PURCHASE          105,600                         $9.815
--------------------------------------------------------------------------------
11/28/05               PURCHASE          235,200                         $9.852
--------------------------------------------------------------------------------
11/28/05               PURCHASE              100                         $9.845
--------------------------------------------------------------------------------
11/29/05               PURCHASE          157,300                         $9.841
--------------------------------------------------------------------------------
11/29/05               PURCHASE           45,200                         $9.85
--------------------------------------------------------------------------------
11/29/05               PURCHASE          180,800                         $9.875
--------------------------------------------------------------------------------
11/29/05               PURCHASE           67,800                         $9.873
--------------------------------------------------------------------------------
11/30/05               PURCHASE           82,100                         $9.370
--------------------------------------------------------------------------------
11/30/05               PURCHASE          698,800                         $9.346
--------------------------------------------------------------------------------
12/07/05               PURCHASE          452,100                         $9.633
--------------------------------------------------------------------------------
12/07/05               PURCHASE            9,400                         $9.659
--------------------------------------------------------------------------------
12/09/05               PURCHASE           45,200                         $9.90
--------------------------------------------------------------------------------
12/09/05               PURCHASE              100                         $9.895
--------------------------------------------------------------------------------
12/09/05               PURCHASE          256,200                         $9.988
--------------------------------------------------------------------------------
12/13/05               PURCHASE            5,600                        $10.018
--------------------------------------------------------------------------------

                                                             Page 11 of 15 Pages

B. Transactions for the account of Glenview Institutional Partners, L.P. in the past 60 days.

--------------------------------------------------------------------------------
Date of               Nature of           Number of                   Price per
Transaction           Transaction         Shares                      Share
--------------------------------------------------------------------------------
10/25/05                 SALE              7,100                        $12.75
--------------------------------------------------------------------------------
10/25/05                 SALE                100                        $12.70
--------------------------------------------------------------------------------
10/25/05                 SALE             70,700                        $12.70
--------------------------------------------------------------------------------
10/25/05                 SALE             28,300                        $12.70
--------------------------------------------------------------------------------
10/25/05                 SALE              7,100                        $12.70
--------------------------------------------------------------------------------
11/01/05               PURCHASE          283,400                         $9.498
--------------------------------------------------------------------------------
11/01/05               PURCHASE           32,000                         $9.50
--------------------------------------------------------------------------------
11/03/05               PURCHASE            1,300                         $9.845
--------------------------------------------------------------------------------
11/03/05               PURCHASE            8,100                         $9.998
--------------------------------------------------------------------------------
11/03/05               PURCHASE          169,200                        $10.004
--------------------------------------------------------------------------------
11/03/05               PURCHASE           24,000                        $10.229
--------------------------------------------------------------------------------
11/03/05               PURCHASE           22,400                        $10.222
--------------------------------------------------------------------------------
11/08/05               PURCHASE            4,500                         $9.77
--------------------------------------------------------------------------------
11/08/05               PURCHASE            9,400                         $9.732
--------------------------------------------------------------------------------
11/08/05               PURCHASE           80,000                         $9.75
--------------------------------------------------------------------------------
11/18/05               PURCHASE           80,300                         $9.001
--------------------------------------------------------------------------------
11/18/05               PURCHASE           80,000                         $9.079
--------------------------------------------------------------------------------
11/18/05               PURCHASE          151,900                         $9.192
--------------------------------------------------------------------------------
11/18/05               PURCHASE           32,000                         $9.20
--------------------------------------------------------------------------------
11/18/05               PURCHASE           39,500                         $9.24
--------------------------------------------------------------------------------
11/18/05               PURCHASE           16,000                         $9.241
--------------------------------------------------------------------------------
11/18/05               PURCHASE              200                         $9.135
--------------------------------------------------------------------------------
11/21/05               PURCHASE          129,300                         $9.146
--------------------------------------------------------------------------------
11/28/05               PURCHASE           60,300                         $9.815
--------------------------------------------------------------------------------
11/28/05               PURCHASE          134,300                         $9.852
--------------------------------------------------------------------------------
11/29/05               PURCHASE           91,500                         $9.841
--------------------------------------------------------------------------------
11/29/05               PURCHASE           26,300                         $9.85
--------------------------------------------------------------------------------
11/29/05               PURCHASE          105,100                         $9.875
--------------------------------------------------------------------------------
11/29/05               PURCHASE           39,500                         $9.873
--------------------------------------------------------------------------------
11/30/05               PURCHASE           43,700                         $9.370
--------------------------------------------------------------------------------
11/30/05               PURCHASE          372,000                         $9.346
--------------------------------------------------------------------------------
12/07/05               PURCHASE          238,700                         $9.633
--------------------------------------------------------------------------------
12/07/05               PURCHASE            5,000                         $9.659
--------------------------------------------------------------------------------
12/09/05               PURCHASE           23,900                         $9.90
--------------------------------------------------------------------------------
12/09/05               PURCHASE          135,200                         $9.988
--------------------------------------------------------------------------------
12/13/05               PURCHASE            3,000                        $10.018
--------------------------------------------------------------------------------

                                                             Page 12 of 15 Pages

C. Transactions for the account of Glenview Capital Partners, L.P. in the past 60 days.

--------------------------------------------------------------------------------
Date of               Nature of           Number of                   Price per
Transaction           Transaction         Shares                      Share
--------------------------------------------------------------------------------
10/25/05                 SALE              1,800                        $12.75
--------------------------------------------------------------------------------
10/25/05                 SALE             17,900                        $12.70
--------------------------------------------------------------------------------
10/25/05                 SALE              7,100                        $12.70
--------------------------------------------------------------------------------
10/25/05                 SALE              1,800                        $12.70
--------------------------------------------------------------------------------
11/01/05               PURCHASE           70,700                         $9.498
--------------------------------------------------------------------------------
11/01/05               PURCHASE            8,000                         $9.50
--------------------------------------------------------------------------------
11/03/05               PURCHASE              300                         $9.845
--------------------------------------------------------------------------------
11/03/05               PURCHASE            2,000                         $9.998
--------------------------------------------------------------------------------
11/03/05               PURCHASE           42,100                        $10.004
--------------------------------------------------------------------------------
11/03/05               PURCHASE            6,000                        $10.229
--------------------------------------------------------------------------------
11/03/05               PURCHASE            5,600                        $10.222
--------------------------------------------------------------------------------
11/08/05               PURCHASE            1,100                         $9.77
--------------------------------------------------------------------------------
11/08/05               PURCHASE            2,300                         $9.732
--------------------------------------------------------------------------------
11/08/05               PURCHASE           19,900                         $9.75
--------------------------------------------------------------------------------
11/18/05               PURCHASE           20,000                         $9.001
--------------------------------------------------------------------------------
11/18/05               PURCHASE           19,900                         $9.079
--------------------------------------------------------------------------------
11/18/05               PURCHASE           37,800                         $9.192
--------------------------------------------------------------------------------
11/18/05               PURCHASE           8,000                          $9.20
--------------------------------------------------------------------------------
11/18/05               PURCHASE           9,800                          $9.24
--------------------------------------------------------------------------------
11/18/05               PURCHASE           4,000                          $9.241
--------------------------------------------------------------------------------
11/21/05               PURCHASE          32,200                          $9.146
--------------------------------------------------------------------------------
11/28/05               PURCHASE          13,300                          $9.815
--------------------------------------------------------------------------------
11/28/05               PURCHASE          29,700                          $9.852
--------------------------------------------------------------------------------
11/29/05               PURCHASE          19,700                          $9.841
--------------------------------------------------------------------------------
11/29/05               PURCHASE           5,700                          $9.85
--------------------------------------------------------------------------------
11/29/05               PURCHASE          22,600                          $9.875
--------------------------------------------------------------------------------
11/29/05               PURCHASE           8,400                          $9.873
--------------------------------------------------------------------------------
11/30/05               PURCHASE          10,900                          $9.370
--------------------------------------------------------------------------------
11/30/05               PURCHASE          92,500                          $9.346
--------------------------------------------------------------------------------
12/07/05               PURCHASE          59,200                          $9.633
--------------------------------------------------------------------------------
12/07/05               PURCHASE           1,200                          $9.659
--------------------------------------------------------------------------------
12/09/05               PURCHASE           5,900                          $9.90
--------------------------------------------------------------------------------
12/09/05               PURCHASE          33,600                          $9.988
--------------------------------------------------------------------------------
12/13/05               PURCHASE             700                         $10.018
--------------------------------------------------------------------------------

                                                             Page 13 of 15 Pages

D. Transactions for the account of GCM Little Arbor Partners, L.P. in the past 60 days.
--------------------------------------------------------------------------------
Date of               Nature of           Number of                   Price per
Transaction           Transaction         Shares                      Share
--------------------------------------------------------------------------------
10/25/05                 SALE               400                         $12.70
--------------------------------------------------------------------------------
10/25/05                 SALE               200                         $12.70
--------------------------------------------------------------------------------
10/31/05                 SALE               542                         $12.70
--------------------------------------------------------------------------------
11/28/05               PURCHASE             700                          $9.815
--------------------------------------------------------------------------------
11/28/05               PURCHASE           1,500                          $9.852
--------------------------------------------------------------------------------
11/29/05               PURCHASE           1,200                          $9.841
--------------------------------------------------------------------------------
11/29/05               PURCHASE             300                          $9.85
--------------------------------------------------------------------------------
11/29/05               PURCHASE           1,300                          $9.875
--------------------------------------------------------------------------------
11/29/05               PURCHASE             500                          $9.873
--------------------------------------------------------------------------------
11/30/05                 SALE               560                          $9.26
--------------------------------------------------------------------------------

E. Transactions for the account of GCM Little Arbor Master Fund, Ltd. in the past 60 days.
--------------------------------------------------------------------------------
Date of               Nature of           Number of                   Price per
Transaction           Transaction         Shares                      Share
--------------------------------------------------------------------------------
10/25/05                 SALE             2,100                         $12.75
--------------------------------------------------------------------------------
10/25/05                 SALE            21,100                         $12.70
--------------------------------------------------------------------------------
10/25/05                 SALE             8,400                         $12.70
--------------------------------------------------------------------------------
10/25/05                 SALE             2,100                         $12.70
--------------------------------------------------------------------------------
10/31/05               PURCHASE           6,599                         $12.70
--------------------------------------------------------------------------------
11/28/05               PURCHASE          35,100                          $9.815
--------------------------------------------------------------------------------
11/28/05               PURCHASE          78,100                          $9.852
--------------------------------------------------------------------------------
11/29/05               PURCHASE          61,700                          $9.841
--------------------------------------------------------------------------------
11/29/05               PURCHASE          17,700                          $9.850
--------------------------------------------------------------------------------
11/29/05               PURCHASE          70,900                          $9.875
--------------------------------------------------------------------------------
11/29/05               PURCHASE          26,600                          $9.873
--------------------------------------------------------------------------------
11/30/05               PURCHASE           3,110                          $9.26
--------------------------------------------------------------------------------

F. Transactions for the account of GCM Little Arbor Institutional Partners, L.P. in the past 60 days.
--------------------------------------------------------------------------------
Date of               Nature of           Number of                   Price per
Transaction           Transaction         Shares                      Share
--------------------------------------------------------------------------------
10/25/05                 SALE               600                         $12.75
--------------------------------------------------------------------------------
10/25/05                 SALE             5,800                         $12.70
--------------------------------------------------------------------------------
10/25/05                 SALE             2,300                         $12.70
--------------------------------------------------------------------------------
10/25/05                 SALE               600                         $12.70
--------------------------------------------------------------------------------
10/31/05                 SALE             6,057                         $12.70
--------------------------------------------------------------------------------
11/28/05               PURCHASE           9,500                          $9.815
--------------------------------------------------------------------------------
11/28/05               PURCHASE          21,200                          $9.852
--------------------------------------------------------------------------------
11/29/05               PURCHASE          16,800                          $9.841
--------------------------------------------------------------------------------
11/29/05               PURCHASE           4,800                          $9.85
--------------------------------------------------------------------------------
11/29/05               PURCHASE          19,300                          $9.875
--------------------------------------------------------------------------------
11/29/05               PURCHASE           7,200                          $9.873
--------------------------------------------------------------------------------
11/30/05                 SALE             2,550                          $9.26
--------------------------------------------------------------------------------

                                                             Page 14 of 15 Pages


                                  EXHIBIT INDEX

Ex.                                                                     Page No.
---                                                                     --------

A.   Joint Filing Agreement, dated December 14, 2005 by and among
     Glenview Capital Management, LLC, Glenview Capital GP, LLC
     and Lawrence M. Robbins.....................................             15

                                                             Page 15 of 15 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Reliant Energy, Inc. dated as of December 14, 2005 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: December 14, 2005               GLENVIEW CAPITAL MANAGEMENT, LLC


                                      By: /s/ Lawrence M. Robbins
                                          ---------------------------------
                                      Name:   Lawrence M. Robbins
                                      Title:  Chief Executive Officer

Date: December 14, 2005               GLENVIEW CAPITAL GP, LLC


                                      By: /s/ Lawrence M. Robbins
                                          ---------------------------------
                                      Name:   Lawrence M. Robbins
                                      Title:  Chief Executive Officer


Date: December 14, 2005               LAWRENCE M. ROBBINS

                                      /s/ Lawrence M. Robbins
                                      -------------------------------------